March 6, 2012

VIA EDGAR AND FACSIMILE (202) 772-9203

Ms. Julia E. Griffith

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-3628

Re:	The Hackett Group, Inc.

Schedule TO-I and TO-I/A

Filed February 22, 24, 27, and 29, 2012

File No. 5-55547

Dear Ms. Griffith:

Set forth below are the responses of The Hackett Group, Inc., a Florida corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff on the Company’s Schedule TO-I and TO-I/A filed with the Commission on February 22, 24, 27, and 29 (File No. 5-55547) (the “Schedule TO”) and relating to the offer by the Company (the “Offer”) to purchase shares of common stock of the Company (the “Shares”) as described therein. Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Schedule TO-I (“Amendment No. 4”) with the Commission. For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding the corresponding response.

Schedule TO

General

1. The price range you have set for the shares allows for a range of offering prices amounting to 17.65%. Please advise why the use of this broad range in a tender offer complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii), which require that the offering document clearly set forth the price at which you are offering to purchase the shares. While we have permitted the use of a modified Dutch auction structure for issuer tender offers, we believe the use of a reasonable range of potential offer prices is necessary to satisfy these requirements. Please revise or advise us.

Response: The Company is aware of the Staff’s position regarding the need to use a reasonable price range in a modified Dutch auction issuer tender offer. Modified Dutch auction issuer tender offers have been permitted by the Commission pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, subject to meeting certain conditions, including disclosure in the tender offer materials of the minimum and maximum consideration to be paid. See Release No. 34-23421 (July 1986). We are not aware that the Commission, the Staff or the courts have definitively addressed the issue of what constitutes a reasonable price range for a modified Dutch auction issuer tender offer, and we note that a number of such offers have been completed using price ranges of between 15-30%.

The Company respectfully submits that the price range in its modified Dutch auction tender offer, $4.25 - $5.00 per Share, a range of 17.65%, is a reasonable range of potential offer prices considering the recent trading prices and trading history for the Shares and the other reasons set forth below. In determining the price range, the Company considered the specific circumstances and market conditions relating to its Shares. In particular, the Company noted that its 52-week trading range was $3.15 to $5.24, and that the selected price range for the tender offers falls well within that normal trading range.

Additionally, the Company’s selected range of 17.65% is only $0.12 above a 15% range. If the Company used a 15% threshold, the maximum price in the Offer would have been $4.88, rather than $5.00. Ultimately, the Company’s selected price range allowed the Company to offer stockholders a slightly higher, round numbered maximum price that was still well within its normal trading range, than the Company would have offered if it has used the range of 15% over the minimum price.

In addition to considering specific circumstances and market conditions relating to its Shares, the Company also reviewed and considered market practice and similar modified Dutch auction issuer tender offers. The comparable transactions included the following offers that used price ranges in excess of 20%: (i) Emmis Communications Corporation – filed with the Commission on December 1, 2011 with a price range of 24.5%; (ii) Tucows, Inc. – filed with the Commission on May 13, 2009 with a price range of 25%; (iii) B+H Ocean Carriers, Ltd. – filed with the Commission on October 20, 2008 with a price range of 25%; (iv) Cyberoptics Corp. – filed with the Commission on June 30, 2008 with a price range of 22.9%; and (v) Steven Madden Ltd. – filed with the Commission on February 20, 2008 with a price range of 21.2%; and (vi) Looksmart, Ltd. – filed with the Commission on January 15, 2008 with a price range of 22.1%.

2. Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Response: The Company respectfully submits that it does not believe that the accounting treatment for the transaction is material and therefore the Company has not revised the disclosure in Item 4 of the Schedule TO-I in response to this comment.

Offer to Purchase

Important, page i

3. Your disclosure at the bottom of this page, on page 4, and in the section entitled “Miscellaneous” on page 42 implies that you will not accept certain tendered shares. You state the offer will not be made to “nor will tenders be accepted from or on behalf of” holders residing in a jurisdiction where you cannot comply with that jurisdiction’s applicable law. The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.2 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

Response: The Company confirms for the Staff that it intended to limit its offer solely in reliance on Rule 13-4(f)(9)(ii). In response to the Staff’s comment, the Company has amended the Schedule TO-I by revising the disclosures as requested on pages i, 4 and 42 of the Offer to Purchase by appending the phrase “, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended” to the end of each of the following sentences immediately prior to the period at the end of such sentences:

(a) in the section of the Offer to Purchase captioned “IMPORTANT,” the first sentence of the penultimate paragraph on page i;

(b) in the section of the Offer to Purchase captioned “SUMMARY TERM SHEET” the last sentence of the penultimate paragraph on page 4 in response to the question “How do I tender my Shares?”; and

(c) in the section of the Offer to Purchase captioned “16. Miscellaneous,” the third sentence of the first paragraph on page 42.

The Tender Offer, page 11

Purpose of the Offer; Certain Effects of the Offer, page 13

4. Refer to your statement in the fourth paragraph of this section that you intend to continue to repurchase shares from time to time. We note that you have conditioned this offer on the repurchase of fewer shares than an amount that would cause the number of holders of the shares to drop below 300, or result in the shares becoming eligible for termination of registration under the Exchange Act. Tell us what consideration, if any, you have given to the possibility that the offer, taken together with the future repurchases you are contemplating, may constitute one in series of transactions that could have a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3).

Response: The Staff is supplementally advised that the Company does not intend for the tender offer (whether alone or taken together with the Company’s existing share repurchase program or other subsequent repurchases) to have, and does not believe that it will have, a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3) under the Exchange Act.

As of February 17, 2012, the Company had 40,884,440 issued and outstanding Shares. The maximum of 12,941,176 Shares that the Company is offering to purchase under the tender offer represents approximately 31.7% of Shares issued and outstanding as of February 17, 2012. As of the same date, there was $556,259 available under the Company’s existing share repurchase program (which represents approximately 130,884 Shares at the minimum purchase price of $4.25). The aggregate percentage of Shares subject to potential repurchase by the Company under both the tender offer and the existing share repurchase program represents approximately 32% of the Shares issued and outstanding as of February 17, 2012. Even if the tender offer is fully subscribed and the Company purchases all the Shares remaining available for repurchase under the Company’s existing share repurchase program, more than approximately 68% of the Shares will remain outstanding and the Shares will remain listed on the NASDAQ Global Market.

We note that the Company does not believe the Dutch auction tender offer will result in the Company having less than 300 record holders. Because a significant number of Shares are held by banks and brokers who hold positions for multiple beneficial owners, and because there is a possibility that there will be proration of tenders, the Company believes that it is highly unlikely that the tender offer would result in more than a de minimis number of these record positions being terminated altogether. In any event, the Company expects that the number of record holders remaining after completion of the tender offer and any additional repurchases of Shares under the existing share repurchase program will remain above 300. Also, unlike most other modified Dutch auction tender offers, the Company did not include an odd-lot priority in its tender offer. The Company determined not to add such a feature in order to further diminish the likelihood that the number of record holders would be reduced.

The Company does not believe that its share repurchase program will result in any reduction in the number of record holders because its purchases are primarily in the open market through broker’s transactions and not directly from record holders. We note that the Company’s share repurchase program has historically (since 2002) been used to repurchase shares in the open market and the Company believes that it has not had more than a de minimus impact on the number of record holders of the Shares over this period.

The Company is not aware of or contemplating any future offers to purchase Shares that, taken alone or together with the tender offer and the Company’s existing share repurchase program or other subsequent repurchases, would have a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3) under the Exchange Act. We note that while the Company’s existing share repurchase program is part of its overall strategy, one element of that strategy is to continue to monitor all future repurchases to ensure that such transactions do not constitute one step in a series of transactions that would have a Rule 13e-3 effect.

Procedures for Tendering Shares, page 15

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects, page 18

5. We noticed the assertion that your interpretation of the terms of the Offer will be final and binding. Revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

Response: In response to the Staff’s comment, the Company has amended the Schedule TO-I to revise pages 18, 19, 21 and 25 of the Offer to Purchase by appending the phrase “, subject to a challenge of such determination in a court of competent jurisdiction” to the end of each of the following sentences immediately prior to the period at the end of such sentences:

(a) in the section of the Offer to Purchase captioned “3. Procedures for Tendering Shares,” the first and third sentences in the paragraph beginning with the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects”;

(b) in the section of the Offer to Purchase captioned “4. Withdrawal Rights,” the first sentence of the third paragraph; and

(c) in the section of the Offer to Purchase captioned “7. Conditions of the Tender Offer,” the last sentence of the last paragraph.

Conditions of the Offer, page 23

6. Some of your conditions lack sufficient specificity to permit objective verification by security holders that the conditions have been satisfied or “triggered.” To provide greater clarity, revise:

•

The first bullet point to limit the condition to actions that are discoverable by shareholders, who are not in a position to determine whether an action has been threatened or a rule has been invoked that will have the listed effects on the company;

•	The seventh sub-bullet point on page 24 to clarify what governmental actions you intend to include that would necessarily effect the extension of credit; and

•	The second sub-bullet point on page 25 to clarify whether you mean to limit the changes to those that would have a material adverse effect on the business or condition of the subsidiaries.

Response: In response to the Staff’s comment, the Company has amended the Schedule TO-I to revise pages 3 and 23 of the Offer to Purchase, which amendment will reflect the changes made to the first bullet point under the response to the question “Are there any conditions to the Offer?” in the “SUMMARY TERM SHEET” section of the Offer to Purchase and the first bullet point under the section captioned “7. Conditions of the Tender Offer,” to the delete the phrase “threatened,” as follows:

•	“no legal action shall have been pending or taken that could, in the reasonable judgment of the Company, prohibit or adversely affect the consummation of the Offer;”

•

“there has been any action pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, seeks to or could directly or indirectly:”

In response to the Staff’s comment on the seventh sub-bullet point in the section captioned “7. Conditions of the Tender Offer” of the Offer to Purchase, the Company, upon further consideration of the necessity of the condition, has amended page 24 of the Offer to Purchase to delete the following bullet point:

•

“any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;”

In response to the Staff’s comment on the second sub-bullet point on page 25 of the Offer to Purchase, the Company believes the bullet point is made sufficiently clear by the words “material adverse effect” (emphasis added) at the end of the bullet point.

7. We note your disclosure that you may assert the conditions or waive them at any time or from time to time, and that failure to assert a condition shall not be deemed a waiver of the company’s rights. As the bidder, you have the right to waive any listed offer condition. However, if a condition is “triggered,” you may not waive the condition by failing to assert it. In our view, such inaction would be tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Response: The Company confirms its understanding that the waiver of a material Offer condition may require an extension of the Offer and dissemination of new or supplemental Offer material to the Company’s stockholders.

8. We note the representation that you may assert the conditions regardless of circumstances, including any action or inaction by the Company giving rise to any condition. All offer conditions must be reasonably specified and outside the control of the Company. Therefore, please revise to remove the statement that the offer conditions may be triggered through action or inaction by the Company.

Response: In response to the Staff’s comment, the Company has amended the Schedule TO-I to revise the third sentence of the first paragraph on page 23 of the Offer to Purchase under the section captioned “7. Conditions of the Offer,” is amended to remove the statement “(including any action or inaction by us).”

The undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the points contained in our response. The undersigned can be reached at (202) 637-5464 for any further comments or clarifications.

Sincerely,

John B. Beckman

Partner

Hogan Lovells US LLP

CC:	Frank A. Zomerfeld, Esq.

General Counsel

The Hackett Group, Inc.

Edward D. Ricchiuto, Esq.

Partner

Sidley Austin LLP